May 7, 2019

Lee Kalowski
Chief Financial Officer
Bicycle Therapeutics Ltd.
4 Hartwell Place
Lexington, Massachusetts 02421

       Re: Bicycle Therapeutics Ltd.
           Registration Statement on Form S-1
           Filed April 26, 2019
           CIK 0001761612

Dear Mr. Kalowski:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed on April 26, 2019

Description of American Depositary Shares, page 212

1. We note the revised disclosure regarding the waiver of jury trial provision in page 223 of your registration statement. Please further revise your disclosure to address any questions as to enforceability of such waiver and to state that, by agreeing to the terms of the deposit agreement, investors will not be deemed to have waived our or the depositary's compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Lee Kalowski
Bicycle Therapeutics Ltd.
May 7, 2019
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jim Dunn at 202-551-3724 or Isaac Esquivel at 202-551-3395 if you
have questions regarding comments on the financial statements and related matters. Please contact Liz Walsh at 202-551-3696 or Christopher Edwards at 202-551-6761 with any other questions.



                                                           Sincerely,
FirstName LastNameLee Kalowski
                                                           Division of
Corporation Finance
Comapany NameBicycle Therapeutics Ltd.
                                                           Office of Healthcare
& Insurance
May 7, 2019 Page 2
cc:       Jonathan Schur
FirstName LastName